VAPOR CORP.

3001 Griffin Road

Dania Beach, FL 33312

January 20, 2012

Via EDGAR CORRESPONDENCE

Ms. Linda Cvrkel, Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vapor Corp.

Form 10-K/A for the fiscal year ended December 31, 2010

Filed August 24, 2011

File No. 000-19001

Dear Ms. Cvrkel,

We are responding to the letter of Ms. Linda Cvrkel, Branch Chief, dated January 4, 2012 concerning the annual report on Form 10-K/A for the year ended December 31, 2010 filed by Vapor Corp (the “Company”) on August 24, 2011. For ease of your review, we have included reference to your original comment and restated your comment before our response.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Note 3. Income Taxes

Comment	We note your response to our prior comment number one; however, it is still unclear to us how your rate reconciliation reconciles to the effective tax rates per your income statements. For example, according to the amounts presented in your income statement we recalculate income tax expense as a percentage of pre-tax net income (loss) to be (.01%) and 81.6% for fiscal years ended December 31, 2010 and 2009, respectively whereas you indicated in your response that your effective tax rate is 1% for fiscal 2010, and accordingly your rate reconciliation, 38% for fiscal 2009. Please advise or revise your filing accordingly.

Response	As we previously indicated, the Company’s amended 2010 Form 10-K inadvertently did not update the tax disclosure in management’s discussion and analysis of financial condition and results of operations and the consolidated financial statements therein. For example, the tax disclosure in the consolidated financial statements should have been updated as follows:

Note 3: Income taxes

	September 30,	September 30,
	2010	2009
Current:
Federal	$17,200	$173,000
State and Local	1,900	29,000
Tax benefit for carrying back current year’s net operating losses	(18,100)	—

	1,000	202,000

Deferred:
Federal	$(305,800)	$(112,200)
State and local	(27,100)	(19,200)

	(332,900)	(131,400)
Valuation allowance	332,900	131,400

	—	—

Provision for income taxes	$1,000	$202,000

The provision for income taxes differs from the amounts computed by applying the applicable federal statutory rate due to the following:

	September 30,	September 30,
	2010	2009
Provision for federal income taxes at the statutory rate	(34.00%)	34.00%
State and local taxes, net of federal benefit	(3.63%)	3.63
Permanent differences-tax penalties	0.85%	—
Prior year under accrual	3.54%	—
Change in valuation allowance	33.25%	43.95%

Effective tax rate	0.01%	81.58%

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	September 30,	September 30,
	2010	2009
Deferred tax assets:
Stock compensation	$433,300	$108,800
Accounts receivable reserves	31,000	22,800

Total deferred tax assets	464,300	131,600
Deferred tax liabilities	—	—

	464,300	131,600
Valuation Allowance	(464,300)	(131,600)

	$—	$—

The Company has considered various tax strategies in arriving at the carrying amount of deferred tax assets and has concluded, principally due to its losses and current financial situation, a full valuation allowance has been recorded against the deferred tax asset since management does not believe the realization of this benefit is more likely than not.

On a prospective basis the Company will revise the tax disclosure included in its future filings to include comparable information depending on the Company’s results of operations and financial situation.

We are happy to answer any additional questions or respond to additional comments.

Very truly yours,

By:	/s/ Kevin Frija
Kevin Frija
Chief Executive Officer and Chief Financial Officer Vapor Corp.

cc:	Andrew Balog, Esq., Greenberg Trauig LLP

Alan Markowitz, CPA, Marcum LLP

Les Albert, CPA, Parritz & Company, P.A.